SUBSCRIPTION AGREEMENT BETWEEN THE TRUST AND THE INVESTORS

DAVLIN PHILANTHROPIC FUNDS

LETTER OF INVESTMENT INTENT

May 1, 2008

To the Board of Trustees of Davlin Philanthropic Funds:

The undersigned (the “Purchaser”) hereby subscribes to purchase a beneficial interest (the “Interest”) of the Davlin Philanthropic Fund, in the amount of $100,000 for 10,000 shares at net asset value of $10.00 per share, in consideration for which the Purchaser agrees to transfer to you upon demand cash in the amount of $100,000.

The Purchaser agrees that the Interest is being purchased for investment purposes only and with no present intention of reselling or redeeming said Interest.

Davlin Fund Advisors, LLC

By: /s/ _________________

     William E.B. Davlin

      President